Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Second Quarter 2010 Financial Results

SHANGHAI, China, August 5, 2010 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the second quarter of 2010 ended June 30, 2010.

Second Quarter 2010 Financial Highlights:
– Total revenues increased 35.7% over Q2 2009 to RMB262.4 million (US$38.7 million), exceeding the Company’s guidance range of RMB250 million to RMB260 million
– Online recruitment services revenues increased 74.0% over Q2 2009 to RMB134.6 million (US$19.9 million)
– Gross margin expanded to 68.0% compared with 59.8% in Q2 2009
– Operating income increased to RMB64.5 million (US$9.5 million) compared with RMB26.8 million in Q2 2009
– Fully diluted earnings per common share were RMB0.97 (US$0.29 per ADS)
– Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB1.11 (US$0.33 per ADS), exceeding the Company’s guidance range of RMB0.95 to RMB1.05
– Cash and short-term investments increased to RMB1,409.7 million (US$207.9 million) as of June 30, 2010

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We continued to observe a recovery trend in the Chinese recruitment market during the second quarter. Our online business achieved record revenues as we successfully grew our client base, adding employers from existing cities and new geographies. Although we increased sales and customer service headcount as well as marketing activities in light of improved market conditions, we reached new highs in gross margin and operating margin in the second quarter by leveraging the powerful scale economies and operating efficiency of our business model. We remain focused on executing our strategic plan, delivering tangible results to our clients and increasing value for our shareholders.”

Second Quarter 2010 Unaudited Financial Results

Total revenues for the second quarter ended June 30, 2010 were RMB262.4 million (US$38.7 million), an increase of 35.7% from RMB193.3 million for the same quarter in 2009.

Print advertising revenues for the second quarter of 2010 increased 6.8% to RMB71.7 million (US$10.6 million) compared with RMB67.2 million for the same quarter in 2009. The increase was primarily due to improved market demand and higher average revenue per page which was partially offset by a decrease in the number of print advertising pages. Although print advertising prices in each city were largely unchanged, overall average revenue per page increased 18.1% over the second quarter of 2009 as a result of an increase in page volume contribution from higher priced cities as compared to the same quarter of the prior year. However, mainly due to the decrease in the number of cities where 51job Weekly is published, from 22 cities as of June 30, 2009 to 17 cities as of June 30, 2010, the estimated number of print advertising pages generated in the second quarter of 2010 decreased 9.5% to 2,587 compared with 2,860 pages in the same quarter in 2009.

Online recruitment services revenues for the second quarter of 2010 were RMB134.6 million (US$19.9 million), representing a 74.0% increase from RMB77.4 million for the same quarter of the prior year. The increase primarily resulted from a greater number of unique employers using the Company’s online recruitment services. Unique employers increased 73.2% to 137,111 in the second quarter of 2010 compared with 79,151 in the same quarter of the prior year driven by greater customer acceptance and usage of online recruitment services.

Other human resource related revenues for the second quarter of 2010 increased 14.9% to RMB56.0 million (US$8.3 million) from RMB48.7 million in the same quarter of 2009 primarily due to greater market demand for our business process outsourcing, executive search and training services.

Gross profit for the second quarter of 2010 increased 54.3% to RMB169.0 million (US$24.9 million) from RMB109.6 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, expanded to 68.0% in the second quarter of 2010 compared with 59.8% in the same quarter in 2009 primarily due to greater economies of scale, improved efficiency and a decrease in printing-related expenses.

Operating expenses for the second quarter of 2010 were RMB104.6 million (US$15.4 million) compared with RMB82.8 million for the same quarter of 2009. Sales and marketing expenses for the second quarter of 2010 increased 41.3% to RMB68.5 million (US$10.1 million) from RMB48.5 million for the same quarter of the prior year primarily due to an increase in salaries and commissions resulting from higher sales and headcount additions as well as greater advertising and promotion expenses. General and administrative expenses for the second quarter of 2010 increased 5.1% to RMB36.1 million (US$5.3 million) from RMB34.3 million in the second quarter of 2009 primarily due to higher employee compensation expenses.

Income from operations for the second quarter of 2010 increased to RMB64.5 million (US$9.5 million) from RMB26.8 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, increased to 25.9% in the second quarter of 2010 compared with 14.6% in the same quarter of 2009. The reduction in the effective tax rate to 23.0% in the second quarter of 2010 from 32.7% in the second quarter of 2009 was primarily due to the qualification of an operating entity as a High and New Technology Enterprise in December 2009, which is subject to a preferential tax rate of 15%.

Net income for the second quarter of 2010 increased to RMB54.3 million (US$8.0 million) from RMB20.8 million for the same quarter in 2009. Fully diluted earnings per common share for the second quarter of 2010 were RMB0.97 (US$0.14) compared with RMB0.37 for the same quarter in 2009. Fully diluted earnings per ADS for the second quarter of 2010 were RMB1.95 (US$0.29) compared with RMB0.74 in the second quarter of 2009.

In the second quarter of 2010, the Company recognized total share-based compensation expense of RMB6.5 million (US$1.0 million) compared with RMB6.8 million in the second quarter of 2009. The Company also recognized a foreign currency translation loss of RMB1.0 million (US$0.2 million) in the second quarter of 2010 compared with RMB0.1 million in the second quarter of 2009 due to an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted net income for the second quarter of 2010 increased to RMB61.9 million (US$9.1 million) compared with RMB27.7 million for the second quarter of 2009. Non-GAAP adjusted fully diluted earnings per common share were RMB1.11 (US$0.16) in the second quarter of 2010 compared with RMB0.50 in the second quarter of 2009. Non-GAAP adjusted fully diluted earnings per ADS in the second quarter of 2010 were RMB2.22 (US$0.33) compared with RMB0.99 in the second quarter of 2009.

Six Months 2010 Unaudited Financial Results

Total revenues for the six months ended June 30, 2010 were RMB516.6 million (US$76.2 million), an increase of 39.0% from RMB371.6 million in the comparable period in 2009. Income from operations for the six months ended June 30, 2010 increased to RMB125.5 million (US$18.5 million) from RMB38.5 million for the same period last year.

Net income for the first half of 2010 increased to RMB104.8 million (US$15.4 million) from RMB30.2 million for the same period in 2009. Fully diluted earnings per common share for the first half of 2010 increased to RMB1.88 (US$0.28) from RMB0.54 in the comparable period in 2009. Fully diluted earnings per ADS for the first half of 2010 were RMB3.76 (US$0.55) compared with RMB1.08 in the same period in 2009.

Excluding share-based compensation and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted net income for the six months ended June 30, 2010 increased to RMB118.8 million (US$17.5 million) from RMB44.7 million for the six months ended June 30, 2009. Non-GAAP adjusted fully diluted earnings per common share were RMB2.13 (US$0.31) in first half of 2010 compared with RMB0.80 in the same period in 2009. Non-GAAP adjusted fully diluted earnings per ADS in the first half of 2010 were RMB4.27 (US$0.63) compared with RMB1.59 in the same period in 2009.

As of June 30, 2010, the Company had cash and short-term investments totaling RMB1,409.7 million (US$207.9 million) compared with RMB1,214.7 million at December 31, 2009. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

For the third quarter of 2010, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB255 million to RMB265 million (US$37.6 million to US$39.1 million). Excluding share-based compensation expense and any foreign currency translation loss or gain as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the third quarter of 2010 is in the estimated range of RMB0.95 to RMB1.05 per common share (US$0.28 to US$0.31 per ADS). The Company expects aggregate share-based compensation expense in the third quarter of 2010 to be in the estimated range of RMB6 million to RMB7 million (US$0.9 million to US$1.0 million).

Other Company News

In September 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the second quarter of 2010, the Company repurchased 83,796 ADSs, representing 167,592 common shares, in the open market for an aggregate consideration of US$1.6 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 1,007,599 ADSs, representing 2,015,198 common shares, for an aggregate consideration of US$10.8 million.

In June 2010, the Company discontinued print advertising services in Qingdao but continues to maintain a sales office in the city. The Company currently operates 17 local editions of 51job Weekly.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.7815 to US$1.00, the noon buying rate on June 30, 2010 in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on August 5, 2010 (9:00 a.m. Shanghai / Hong Kong time zone on August 6, 2010) to discuss its second quarter 2010 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4338605 and the following telephone numbers:

US: +1-877-941-2928

Hong Kong: +852-3009-5027

International: +1-480-629-9692

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and foreign currency translation gain or loss as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss and their related tax impact are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the third quarter of 2010, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the third quarter of 2010; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the third quarter of 2010 or as a result of new information, future events or otherwise.

- Financial tables follow -

51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	June 30, 2009	June 30, 2010	June 30, 2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	67,169	71,740	10,579
Online recruitment services	77,386	134,634	19,853
Other human resource related revenues	48,749	56,002	8,258

Total revenues	193,304	262,376	38,690

Less: Business and related tax	(10,102)	(13,773)	(2,031)

Net revenues	183,202	248,603	36,659

Cost of services (Note 2)	(73,644)	(79,586)	(11,736)

Gross profit	109,558	169,017	24,923

Operating expenses:
Sales and marketing (Note 3)	(48,491)	(68,500)	(10,101)
General and administrative (Note 4)	(34,301)	(36,061)	(5,318)

Total operating expenses	(82,792)	(104,561)	(15,419)

Income from operations	26,766	64,456	9,504
Loss from foreign currency translation	(142)	(1,045)	(154)
Interest and investment income	3,581	4,661	687
Other income	649	2,456	363

Income before income tax expense	30,854	70,528	10,400
Income tax expense	(10,085)	(16,200)	(2,389)

Net income	20,769	54,328	8,011

Earnings per share:
Basic	0.37	0.99	0.15
Diluted	0.37	0.97	0.14
Earnings per ADS (Note 5):
Basic	0.74	1.97	0.29
Diluted	0.74	1.95	0.29
Weighted average number of common shares outstanding:
Basic	55,800,083	55,055,771	55,055,771
Diluted	55,857,437	55,758,113	55,758,113

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7815 on June 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,086 and RMB1,043 (US$154) for the three months ended June 30, 2009 and 2010, respectively.

3.	Includes share-based compensation expense of RMB934 and RMB897 (US$132) for the three months ended June 30, 2009 and 2010, respectively.

4.	Includes share-based compensation expense of RMB4,759 and RMB4,572 (US$674) for the three months ended June 30, 2009 and 2010, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Six Months Ended
	June 30, 2009	June 30, 2010	June 30, 2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	137,733	164,109	24,200
Online recruitment services	145,633	244,343	36,031
Other human resource related revenues	88,201	108,195	15,954

Total revenues	371,567	516,647	76,185

Less: Business and related tax	(19,568)	(27,536)	(4,060)

Net revenues	351,999	489,111	72,125

Cost of services (Note 2)	(147,736)	(165,541)	(24,411)

Gross profit	204,263	323,570	47,714

Operating expenses:
Sales and marketing (Note 3)	(98,129)	(124,654)	(18,381)
General and administrative (Note 4)	(67,629)	(73,383)	(10,821)

Total operating expenses	(165,758)	(198,037)	(29,202)

Income from operations	38,505	125,533	18,512
Loss from foreign currency translation	(111)	(1,113)	(164)
Interest and investment income	7,214	8,750	1,290
Other income	873	2,696	397

Income before provision for income tax	46,481	135,866	20,035
Income tax expense	(16,264)	(31,096)	(4,585)

Net income	30,217	104,770	15,450

Earnings per share:
Basic	0.54	1.90	0.28
Diluted	0.54	1.88	0.28
Earnings per ADS (Note 5):
Basic	1.08	3.80	0.56
Diluted	1.08	3.76	0.55
Weighted average number of common shares outstanding:
Basic	55,966,297	55,084,868	55,084,868
Diluted	56,034,144	55,685,041	55,685,041

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7815 on June 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB2,297 and RMB2,063 (US$304) for the six months ended June 30, 2009 and 2010, respectively.

3.	Includes share-based compensation expense of RMB1,975 and RMB1,774 (US$262) for the six months ended June 30, 2009 and 2010, respectively.

4.	Includes share-based compensation expense of RMB10,065 and RMB9,042 (US$1,333) for the six months ended June 30, 2009 and 2010, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	June 30, 2009	June 30, 2010	June 30, 2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	30,854	70,528	10,400
Add back: Share-based compensation expense	6,779	6,512	960
Add back: Loss from foreign currency translation	142	1,045	154

Non-GAAP income before income tax expense	37,775	78,085	11,514
Non-GAAP income tax expense	(10,085)	(16,203)	(2,389)

Non-GAAP adjusted net income	27,690	61,882	9,125

Non-GAAP adjusted earnings per share:
Basic	0.50	1.12	0.17
Diluted	0.50	1.11	0.16
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	0.99	2.25	0.33
Diluted	0.99	2.22	0.33
Weighted average number of common shares outstanding:
Basic	55,800,083	55,055,771	55,055,771
Diluted	55,857,437	55,758,113	55,758,113

	For the Six Months Ended
	June 30, 2009	June 30, 2010	June 30, 2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	46,481	135,866	20,035
Add back: Share-based compensation expense	14,337	12,879	1,899
Add back: Loss from foreign currency translation	111	1,113	164

Non-GAAP income before provision for income tax	60,929	149,858	22,098
Non-GAAP income tax expense	(16,267)	(31,099)	(4,586)

Non-GAAP adjusted net income	44,662	118,759	17,512

Non-GAAP adjusted earnings per share:
Basic	0.80	2.16	0.32
Diluted	0.80	2.13	0.31
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.60	4.31	0.64
Diluted	1.59	4.27	0.63
Weighted average number of common shares outstanding:
Basic	55,966,297	55,084,868	55,084,868
Diluted	56,034,144	55,685,041	55,685,041

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7815 on June 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	June 30,	June 30,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	957,407	1,072,397	158,136
Short-term investments	257,310	337,334	49,743
Accounts receivable (net of allowance of RMB2,620 and RMB2,587 as of December 31, 2009 and June 30, 2010, respectively)	17,946	19,945	2,941
Prepayments and other current assets	39,899	39,798	5,868
Deferred tax assets, current	4,982	3,704	546

Total current assets	1,277,544	1,473,178	217,234

Long-term investments	15,912	15,825	2,333
Property and equipment, net	181,943	203,748	30,045
Intangible assets, net	5,301	5,272	777
Other long-term assets	31,531	6,982	1,030
Deferred tax assets, non-current	285	386	57

Total non-current assets	234,972	232,213	34,242

Total assets	1,512,516	1,705,391	251,476

LIABILITIES
Current liabilities:
Accounts payable	9,896	10,695	1,577
Salary and employee related accrual	28,095	24,337	3,589
Taxes payable	15,696	24,932	3,676
Advance from customers	118,277	159,283	23,488
Other payables and accruals	15,402	39,262	5,789

Total current liabilities	187,366	258,509	38,119

Deferred tax liabilities, non-current	1,011	1,389	205

Total liabilities	188,377	259,898	38,324

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,126,859 and 55,252,899 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	46	46	7
Additional paid-in capital	902,124	918,640	135,463
Statutory reserves	7,368	7,368	1,086
Other comprehensive income	1,067	1,135	167
Retained earnings	413,534	518,304	76,429

Total shareholders’ equity	1,324,139	1,445,493	213,152

Total liabilities and shareholders’ equity	1,512,516	1,705,391	251,476

Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.7815 on June 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.